

March 16, 2015

Via E-mail
Mr. Ronnie Adams
Chief Executive Officer
Medical Alarm Concepts Holding, Inc.
200 W. Church Road, Suite B
King of Prussia, PA 19406

> **Re:** **Medical Alarm Concepts Holding, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed November 3, 2014**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2014**
> **Filed February 17, 2015**
> **File No. 333-153290**

Dear Mr. Adams:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2014

General

1.   We note from the cover page of your Form 10-K that you believe that your common stock has been registered under Section 12(g) of the Securities Exchange Act of 1934. However, you appear to have never filed a Form 8-A or Form 10 to do so. Similarly, your cover page disclosure indicates that you believe you are not a voluntary filer. Please advise.

Item 1. Business, page 1

2.   Please provide an enhanced discussion of your business model and specific components of your operational structure. This discussion should include: how, where, and by whom

your product is manufactured or procured; product development (e.g. iHelp); the impact of government regulations on your business, the number of employees you retain, etc. Please see Item 101 of Regulation S-K.

Item 5. Market for Registrants' Common Equity, Related Stockholder Matters, and Issuer Purchasers of Equity Securities, page 5

3.   Please remove all references throughout to "Item 1A – 'Risk Factors'" as you do not provide this Item in your filing.

4.   We note your references to Series A and Series B Convertible Preferred Stock on the Consolidated Balance Sheets. Please provide a description of the nature and rights of these securities.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

5.   Please provide greater detail as to how the referenced "monitoring services" are integrated into your business and to what degree these services are owned by you.

Item 10. Directors, Executive Officers and Corporate Governance

Director Nominees Recommended by Stockholders, page 12

6.   Please provide a table detailing compensation for your directors. Please see Item 402(r) of Regulation S-K.

7.   Please provide a narrative description of any material factors necessary to an understanding of your director compensation policies.

Item 11. Executive Compensation, page 13

8.   We note that the Summary Compensation Table presented does not list any equity compensation awards for Messrs. Adams and Polsky. We further note that you reference several times in your filing equity grants given to management in connection with the "Global Settlement Agreement." Please advise or revise.

Note 2. Summary of Accounting Policies, page F-7

Patent, page F-8

9.   Please provide us an analysis demonstrating that the useful lives for the patents acquired with the Purchase Agreement and Patent Assignment Agreement are reasonable and how the useful lives correlate with patent expiration dates.

Form 10-Q for the Fiscal Quarter Ended December 31, 2014

Note 4. Patent, page 9

10.   We note the payment date of the Patent payable has been repeatedly extended, currently
        to March 31, 2015. Please explain to us your basis in GAAP for classifying the Patent
        payable on the consolidated balance sheets as a non-current liability rather than a current
        liability in light of the payment dates.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 13

11.   We note your reference to the safe harbor provided by Section 21E of the Securities
        Exchange Act of 1934. Please note that this safe harbor is not available for companies
        whose common stock is considered a "penny stock."

Overview and Recent Events, page 13

12.   We note your statement that "the Company expects the balance of calendar year 2015 and
        2016 to be one of continued growth in both monthly recurring revenues and distribution
        sales…" However, your revenues have been declining in recent periods. Please advise.

13.   We note that you loaned an employee $30,000 during the first six months of fiscal 2015.
        Provide the material terms of this arrangement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director